

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 6, 2008

Via U.S. Mail

Mr. Cady Johnson, President and Chief Executive Officer
Wave Uranium Holding
5348 Vegas Drive, Suite 228
Las Vegas, Nevada 89109

>   **Re: Wave Uranium Holding**
>   **Schedule 14C**
>   **Filed September 15, 2008**
>   **File No. 0-52854**

Dear Mr. Johnson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement filed on Schedule 14C

Amendment to the Articles of Incorporation to Effect 300 to 1 Reverse Stock Split

1.   Please provide a table disclosing the number of outstanding, reserved, and authorized but unissued shares that will result from the reverse split. To the extent you believe you cannot estimate the number of outstanding shares given that you are issuing fractional shares to round up the fractional shares that will result from the reverse split, please disclose the maximum number of shares that may be outstanding after giving effect to the reverse split.

2. We note that the reverse split will result in increasing the number of authorized but unissued shares. Please disclose whether you have any current plans, proposals, or arrangement to issue the authorized but unissued shares in connection with an acquisition or another financing transaction. If you do not have such plans, please explicitly state that you do not have such plans.

3. Please discuss the anti-takeover effect of the reverse split, and disclose whether you have any other provisions that may have an anti-takeover effect. See Item 19 of Schedule 14A.

4. Please disclose the trading price of your common stock as of a recent date.

Effect on Options, Warrants and other Securities, page 2

5. Discuss in more detail how the reverse split will affect outstanding convertible debentures and warrants. Specify the rate of conversion and exercise that will be applied to the outstanding debentures and warrants. We note that you discuss these securities in a Form S-1 filed on June 5, 2008, and amended on September 2, 2008. Also discuss the effect of the reverse split on your obligation to pay interest on the debentures in shares in lieu of cash.

Beneficial Ownership of Securities and Security Ownership of Management, page 5

6. Ensure that all the beneficial owners owning more than 5% of your common stock have been included in the table.   We note that your Form S-1 amended on September 2, 2008, indicates that Mitch Levine has voting and dispositive powers with respect to shares issuable to Enable Growth Partners L.P., Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, Ena, which respectively own debentures or warrants convertible into 10,000,000, 1,250,000 and 1,250,000 shares of your common stock, assuming full conversion and/or exercise. You identified Adripaul, Inc, who owns 4,792,000 of your shares, as the 5% beneficial owner with the fewer shares in the beneficial ownership table. Also, revise your Form S-1 as necessary.

Form S-1/A-1 filed September 2, 2008

General

7. Please update your registration statement to reflect the effect of reverse split on your securities. Also file the amended article of incorporation amended to give effect to the reverse split.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

                     Sincerely,

                     Anne Nguyen Parker
                     Branch Chief

cc: C. Moncada-Terry